UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LEJU HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

50187J108

(CUSIP Number)**

Xin Zhou

E-House Holdings Ltd.

c/o 11/F, Yinli Building

383 Guangyan Road

Jing’an District, Shanghai 200072

People’s Republic of China

Phone: +86 21 6133-0808

Facsimile: +86 21 6133-0707

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road Central Hong Kong +852 3740-4700	Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP JingAn Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai, the People’s Republic of China +86 21 6193-8200

April 25, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**   This CUSIP number applies to the American depositary shares of the Issuer, each representing one Ordinary Share. No CUSIP has been assigned to the Ordinary Shares.

CUSIP No.	50187J108

1	Names of Reporting Persons Xin Zhou
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 56,911,099 Ordinary Shares [1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 56,911,099 Ordinary Shares [1]
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 56,911,099 Ordinary Shares [1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 41.9% [2]
14	Type of Reporting Person (See Instructions) IN

1                                           Include (i) 370,833 Ordinary Shares held by Mr. Zhou, (ii) 203,240 Ordinary Shares and 1,706,279 Ordinary Shares represented by 1,706,279 ADSs held by On Chance Inc. (“On Chance”), a British Virgin Islands company solely owned and controlled by Mr. Zhou, (iii) 889,506 Ordinary Shares held by Kanrich Holdings Limited (“Kanrich”), a British Virgin Islands company solely owned and controlled by Mr. Zhou, (iv) 483,250 Ordinary Shares held by Jun Heng Investment Limited (“Jun Heng”), a British Virgin Islands company solely beneficially owned by Mr. Zhou indirectly through On Chance and controlled by Mr. Zhou, (v) 53,043,733 Ordinary Shares and 180,925 Ordinary Shares represented by 180,925 ADSs held by E-House (China) Holdings Limited, a wholly owned subsidiary of E-House Holdings, and (vi) 33,333 Ordinary Shares issuable to Mr. Zhou upon exercise of options or vesting of restricted shares within 60 days after April 25, 2017.

2                                           This calculation is based on 135,763,962 Ordinary Shares outstanding as of March 31, 2017 (excluding 4,205,458 Ordinary Shares that had been issued to the depositary of the Issuer and reserved for future grants under the Issuer’s share incentive plan) disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2016 filed with the Commission on April 21, 2017.

CUSIP No.	90138A103

1	Names of Reporting Persons E-House Holdings Ltd.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,224,658 Ordinary Shares [1]
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 53,224,658 Ordinary Shares [1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,224,658 Ordinary Shares [1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 39.2% [2]
14	Type of Reporting Person (See Instructions) CO

1                                           Include 53,043,733 Ordinary Shares and 180,925 Ordinary Shares represented by 180,925 ADSs held by E-House (China) Holdings Limited, a wholly owned subsidiary of E-House Holdings.

2                                           This calculation is based on 135,763,962 Ordinary Shares outstanding as of March 31, 2017 (excluding 4,205,458 Ordinary Shares that had been issued to the depositary of the Issuer and reserved for future grants under the Issuer’s share incentive plan) disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2016 filed with the Commission on April 21, 2017.

This statement on Schedule 13D (the “Schedule 13D”) constitutes Amendment No. 2 to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 22, 2016, as amended by Amendment No. 1 filed on January 4, 2017, (collectively the “Original Filings”) by each of Mr. Xin Zhou (“Mr. Zhou”) and E-House Holdings Ltd. (“E-House Holdings”), with respect to the ordinary shares, par value $0.001 per share (the “Ordinary Shares”) of Leju Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”). Except as amended hereby, the Original Filings remain in full force and effect. Capitalized terms used but not defined in this Schedule 13D have the meanings ascribed to them in the Original Filings.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Up to April 25, 2017, Mr. Zhou acquired, through On Chance, an aggregate of 1,706,279 ADSs, representing 1,706,279 Ordinary Shares of the Issuer’s total issued and outstanding Shares.

Item 5.           Interest in Securities of the Issuer

Item 5(a)-(b) of the Schedule 13D is hereby amended and restated as follows:

The responses of Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

As of April 25, 2017, Mr. Zhou’s beneficial ownership in the Issuer equals to 56,911,099 Ordinary Shares, representing approximately 41.9% of the total issued and outstanding Ordinary Shares.  The 56,911,099 Ordinary Shares beneficially owned by Mr. Zhou include (i) 370,833 Ordinary Shares held by Mr. Zhou, (ii) 203,240 Ordinary Shares and 1,706,279 Ordinary Shares represented by 1,706,279 ADSs held by On Chance, (iii) 889,506 Ordinary Shares held by Kanrich, (iv) 483,250 Ordinary Shares held by Jun Heng, (v) 53,043,733 Ordinary Shares and 180,925 Ordinary Shares represented by 180,925 ADSs held by E-House (China) Holdings Limited, a wholly owned subsidiary of E-House Holdings, and (vi) 33,333 Ordinary Shares issuable to Mr. Zhou upon exercise of options or vesting of restricted shares within 60 days after April 25, 2017.

Mr. Zhou holds 90.5% of the shares of E-House Holdings and is a director of E-House Holdings. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Zhou may be deemed to beneficially own all of the Ordinary Shares of the Issuer indirectly held by E-House Holdings through E-House (China) Holdings Limited. The information with respect to Ordinary Shares that may be deemed to be beneficially owned by each director and officer of E-House Holdings is set forth on Schedule A-2 hereto, which is incorporated herein by reference.

Mr. Zhou disclaims beneficial ownership of the Ordinary Shares owned by E-House Holdings except to the extent of his pecuniary interest therein.

The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 135,763,962 Ordinary Shares outstanding as of March 31, 2017 (excluding 4,205,458 Ordinary Shares that had been issued to the depositary of the Issuer and reserved for future grants under the Issuer’s share incentive plan) disclosed in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2016 filed with the Commission on April 21, 2017.

Except as disclosed in this Schedule 13D, neither of the Reporting Persons or, to the best of their knowledge, any of the persons listed on Schedule A-1 hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 26, 2017

Xin Zhou

/s/ Xin Zhou

E-House Holdings Ltd.

By:	/s/ Xin Zhou
	Name:	Xin Zhou
	Title:	Director

SCHEDULE A-1

Directors and Executive Officers of E-House Holdings

Name	Position with E-House Holdings	Present Principal Occupation	Business Address	Citizenship

Xin Zhou	Director	Director of E-House Holdings	11/F, Yinli Building, 383 Guangyan Road, Jing’an District, Shanghai 200072, People’s Republic of China	Hong Kong S.A.R.

Neil Nanpeng Shen	Director	Founding Managing Partner of Sequoia Capital China	Suite 3613, 36/F, Two Pacific Place, 88 Queensway, Hong Kong	Hong Kong S.A.R.

SCHEDULE A-2

Ordinary Shares Beneficially Owned by the Directors and Executive Officers of E-House Holdings

	Ordinary Shares Beneficially Owned
	Number		% (1)
Directors and Executive Officers

Xin Zhou	56,911,099		41.9%

Neil Nanpeng Shen	197,524	(2)	0.1%

(1)                                 For each person included in this table, the percentage of beneficial ownership is calculated based on (i) 135,763,962 Ordinary Shares outstanding as of March 31, 2017, and (ii) the number of Ordinary Shares issuable to such person upon exercise of options or vesting of restricted shares within 60 days after April 25, 2017.

(2)                                 Include (i) 1,750 Ordinary Shares held by Mr. Shen, (ii) 104,244 Ordinary Shares held by Smart Create Group Limited, a British Virgin Islands company controlled by Mr. Shen, (iii) 68,197 Ordinary Shares held by Smart Master International Limited, a British Virgin Islands company controlled by Mr. Shen, and (iv) 23,333 Ordinary Shares issuable to Mr. Shen upon exercise of options or vesting of restricted shares within 60 days after April 25, 2017.